UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing that on March 15, 2018, the Company closed the transaction for the acquisition of an additional 27% stake in its majority-owned subsidiary, TyrNovo Ltd. (“TyrNovo”), pursuant to an agreement with certain unaffiliated minority shareholders of TyrNovo, previously announced in October 2017. Pursuant to the agreement, the Company acquired 4,024 ordinary shares, or approximately 27% of the outstanding shares of TyrNovo (the “Newly Acquired TyrNovo Shares”). In exchange for the Newly Acquired TyrNovo Shares, the Company issued to these unaffiliated minority shareholders of TyrNovo, in aggregate, 13,169,689 newly issued ordinary shares (equivalent to 658,484 ADSs) of the Registrant (the “TyrNovo Minority Consideration Shares”).

Following closing of the transaction for acquiring the Newly Acquired TyrNovo Shares, all of the TyrNovo Minority Consideration Shares are being held in escrow by a trustee in order to ensure the fulfillment of certain post-closing undertakings and to satisfy indemnification claims and other liabilities the Company may become subject to as a result of the acquisition. In addition, each of the unaffiliated minority shareholders signed a Shareholder’s Undertaking in connection with their applicable portion of the TyrNovo Minority Consideration Shares containing, amongst other matters, a prohibition on transfer of such ordinary shares for one year and certain standstill limitations. Furthermore, each shareholder has agreed that for so long as such shareholder is holding the TyrNovo Minority Consideration Shares, it shall vote its portion of the TyrNovo Minority Consideration Shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of the Company’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted the Company a proxy to ensure compliance with such voting undertakings.

After the closing of this new share exchange transaction, the Company holds approximately 91.9% of TyrNovo’s issued and outstanding ordinary shares. Approximately 3.9% of TyrNovo’s ordinary shares are owned by Dr. Hadas Reuveni, the founder and Chief Technology Officer of TyrNovo. Approximately 4.1% of TyrNovo’s ordinary shares are owned by Taoz – Company for Management and Holdings of Companies Ltd., a minority shareholder of TyrNovo with whom the Company entered into a shareholders’ agreement in February 2017.

The TyrNovo Minority Consideration Shares were issued on a private placement basis pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The TyrNovo Minority Consideration Shares have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

March 15, 2018	By:	/s/ Simcha Rock
Simcha Rock
CFO and Director